Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ECtel Ltd.

We consent to the use of our report dated May 15, 2005, with respect to the consolidated balance sheets of ECtel Ltd. and its subsidiaries as at December 31, 2004 and 2003, and the related consolidated statements of income (loss), statements of changes in shareholders’ equity and consolidated statement of cash flows for each of the years in the three-year period ended December 31, 2004, incorporated herein by reference.

Our report dated May 15, 2005 contains an explanatory paragraph which refers to Note 20 to the consolidated financial statements in regard to a class action lawsuit filed against the Company.

/s/ Somekh Chaiken —————————————— Somekh Chaikin Certified Public Accountants (Israel) Member firm of KPMG International

Tel Aviv, August 15, 2005